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       SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
              WASHINGTON, DC 20549                    OMB Number:      3235-0101
                    FORM 144                          Expires:      May 31, 2000
     NOTICE OF PROPOSED SALE OF SECURITIES            Estimated average business
                                                      hours per respone..... 2.0
   PURSUANT TO RULE 144 UNDER THE SECURITIES
                  ACT OF 1933                               SEC USE ONLY
  ATTENTION: TRANSMIT FOR FILING THREE COPIES         DOCUMENT SEQUENCE NO.
         OF THIS FORM CONCURRENTLY WITH
    EITHER PLACING AN ORDER WITH A BROKER TO          CUSIP NUMBER
       EXECUTE A SALE OR EXECUTING A SALE
         DIRECTLY WITH A MARKET MAKER.                WORK LOCATION

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 1(a) Name of Issuer (Please type or print)                  (b) I.R.S. Ident. No.    (c) S.E.C. File No.
 Keebler Foods Company                                            36-3839556               001-13705
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 1(d) Address of Issuer                   Street           City           State           Zip Code             (e) Telephone No.
                                                                                                            ------------------------
                                                                                                            Area Code      Number
 677 Larch Avenue,                                       Elmhurst, IL 60126                                   630        782-7200
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 2(a) Name of Person For Whose Account   (b) I.R.S. Ident.  (c) Relationship      (d) Address    Street    City    State    Zip Code
      the Securities are to be Sold          No.                to Issuer

    James T. Willard                     ###-##-####          Officer          3706 Royal Fox Drive, St. Charles, IL 60174
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

 INSTRUCTION: The Person Filing This Notice Should Contact The Issuer To Obtain
                        The I.R.S. Identification Number
                           and The S.E.C. File Number

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       3(a)                            (b)                                                    (c)                  (d)
   Title of the          Name and Address of Each Broker           S.E.C. USE ONLY     Number of Shares         Aggregate
     Class of         Through Whom the Securities Are to be        ---------------      or Other Units           Market
    Securities         Offered or Each Market Maker Who is          Broker-Dealer         to be Sold              Value
    to be Sold               Acquiring the Securities                File Number       (See Instr. 3(C))    (See Instr. 3(d))
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                           Harris Trust & Savings Bank                                                      $1,308,268
                           311 W. Monroe Street                                                              or $26.00
Common Stock               Chicago, IL 60690                                               50,318            on 3/7/00
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
     (e)                      (f)                    (g)
Number of Shares            Approximate            Name of Each
 or Other Units             Date of Sale            Securities
   Outstanding           (See Instr. 3(F))           Exchange
(See Instr. 3(E))         (Mo., Day, Yr.)       (See Instr. 3(G))
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83,795,717                 3/7/00                       NYSE
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INSTRUCTIONS:
   1.  (a) Name of issuer.
       (b) Issuer's IRS Identification Number.
       (c) Issuer's SEC file number, if any.
       (d) Issuer's address, including zip code.
       (e) Issuer's telephone number, including area code.
   2.  (a) Name of person for whose account the securities are to be sold.
       (b) Such person's or I.R.S.
           Identification number, if such a person is an entity.
       (c) Such person's relationship to the issuer (e.g.,
           officer, director, 10 percent stockholder, or member
           of immediate family of any of the foregoing).
       (d) Such person's address, including zip code.
   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the
           securities are intended to be sold.
       (c) Number of shares or other units to be sold (if debt
           securities, give the aggregate face amount).
       (d) Aggregate market value of the securities to be sold
           as of a specified date within 10 days prior to the
           filing of this notice.
       (e) Number of shares or other units of the class
           outstanding, or if debt securities the face amount
           thereof outstanding, as shown by the most recent
           report or statement published by the issuer.
       (f) Approximate date on which the securities are to be
           sold.
       (g) Name of each securities exchange, if any, on which
           the securities are intended to be sold.
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                         TABLE I--SECURITIES TO BE SOLD
    Furnish The Following Information With Respect to The Acquisition of The
                         Securities to Be Sold and With
    Respect to The Payment of All or Any Part of The Purchase Price or Other
                            Consideration Therefor:

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Title of               Date You  Nature of Acquisition   Name of Person From           Amount of      Date of   Nature of Payment
the Class              Acquired  Transaction             Whom Acquired                 Securities     Payment
                                                         (If Gift, Also Give           Acquired
                                                         Date Donor Acquired)
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Keebler Foods Company  5/10/96   Keebler Foods Company-  Keebler Foods Company-Issuer  100,318        5/10/96   Cash
                                 Issued For 100% Cash
                                 Purchase
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INSTRUCTIONS:
 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
     Furnish The Following Information as to All Securities of The Issuer
                          Sold During The Past Three
     Months By The Person For Whose Account The Securities Are To Be Sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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None
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REMARKS:

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
                                4/10/00
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                                (DATE OF NOTICE)
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.
                    /s/ JAMES T. WILLARD
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                                  (SIGNATURE)

 The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy
  of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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